EXHIBIT 19 - FINANCIAL STATEMENTS - UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2001	2002	2001

Net sales	$601,019	$575,570	$1,738,470	$1,734,534

Costs and expenses:
Cost of products sold	468,740	458,000	1,345,927	1,377,453
Selling, general, and administrative expenses	54,478	47,476	170,001	156,514
Research and development	4,772	3,042	13,088	8,230
Interest expense	3,827	7,017	11,673	25,942
Other costs (income), net	(955)	1,298	(59)	1,862
Minority interest in net income	309	176	706	396

Income before income taxes	69,848	58,561	197,134	164,137

Provision for income taxes	26,500	22,500	74,900	62,900

Net income	$43,348	$36,061	$122,234	$101,237

Basic earnings per share of common stock	$.82	$.68	$2.31	$1.92

Diluted earnings per share of common stock	$.81	$.68	$2.28	$1.91

Cash dividends paid per share of common stock	$.26	$.25	$.78	$.75

Weighted-average common shares outstanding	52,942	52,821	52,933	52,812

Weighted-averaged common shares and common stock equivalents outstanding	53,749	53,203	53,708	53,028

See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(dollars in thousands)

	September 30, 2002	December 31, 2001
ASSETS
Cash	$59,470	$35,101
Accounts receivable, net	294,901	258,397
Inventories, net	288,026	259,755
Prepaid expenses	36,945	33,644
Total current assets	679,342	586,897

Property and equipment, net	873,703	852,720

Goodwill	455,710	333,275
Other intangible assets, net	53,081	88,614
Deferred charges and other assets	99,349	61,468
Total	608,140	483,357

TOTAL ASSETS	$2,161,185	$1,922,974

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current portion of long-term debt	$795	$3,572
Short-term borrowings	1,490	2,091
Accounts payable	201,318	173,766
Accrued salaries and wages	56,909	45,241
Accrued income and other taxes	20,232	13,512
Total current liabilities	280,744	238,182

Long-term debt, less current portion	692,367	595,249
Deferred taxes	130,968	121,979
Deferred credits and other liabilities	83,221	79,288
Total liabilities	1,187,300	1,034,698

Minority interest	4,213	2,128

Stockholders’ equity:

Common stock issued and outstanding (61,342,842 and 61,270,317 shares)	6,134	6,127
Capital in excess of par value	248,168	244,978
Retained income	1,022,979	942,019
Other comprehensive income (loss)	(57,265)	(56,659)
Common stock held in treasury at cost (8,401,149 and 8,400,388 shares)	(250,344)	(250,317)
Total stockholders’ equity	969,672	886,148

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,161,185	$1,922,974

See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

	Nine Months Ended September 30,
	2002	2001
Cash flows from operating activities
Net income	$122,234	$101,237
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	88,678	94,774
Minority interest in net income	706	396
Deferred income taxes, non-current portion	7,748	6,871
Losses of unconsolidated affiliated companies	539	2,599
Tax benefits related to stock incentive programs	375	1,400
Loss (gain) on sale of property and equipment	948	492
Changes in working capital, net of effects of acquisitions	(15,196)	19,853
Net change in deferred charges and credits	(907)	(4,672)

Net cash provided (used) by operating activities	205,125	222,950

Cash flows from investing activities
Additions to property and equipment	(59,959)	(91,573)
Business acquisition	(141,887)	(72,614)
Proceeds from sale of property and equipment	547	636

Net cash provided (used) by investing activities	(201,299)	(163,551)

Cash flows from financing activities
Change in long-term debt	64,143	215,044
Change in short-term debt	(3,667)	(229,287)
Cash dividends paid	(41,274)	(39,614)
Common stock purchased for the treasury		(1,226)

Net cash provided (used) by financing activities	19,202	(55,083)

Effect of exchange rates on cash	1,341	984

Net increase in cash	24,369	5,300

Cash balance at beginning of year	35,101	28,910

Cash balance at end of period	$59,470	$34,210

See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(dollars in thousands, except per share amounts)	Common Stock	Capital In Excess Of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Common Stock Held In Treasury	Total Stockholders’ Equity
Balance at December 31, 1999	$5,910	$181,957	$775,011	$(30,644)	$(206,339)	$725,895

Net income for 2000			130,602			130,602
Translation adjustment for 2000				(19,178)		(19,178)
Pension liability adjustment, net of $(642) tax benefit				(33)		(33)
Total comprehensive income						111,391
Cash dividends paid on common stock $.96 per share			(51,107)			(51,107)
1,730,952 shares of common stock issued in acquisition of minority interest	173	54,676				54,849
Stock incentive programs and related tax effects	14	467				481
Purchase of 1,460,900 shares of common stock					(42,752)	(42,752)

Balance at December 31, 2000	6,097	237,100	854,506	(49,855)	(249,091)	798,757

Net income for 2001			140,325			140,325
Translation adjustment for 2001				(6,634)		(6,634)
Pension liability adjustment, net of $(108) tax benefit				(170)		(170)
Total comprehensive income						133,521
Cash dividends paid on common stock, $1.00 per share			(52,812)			(52,812)
Stock incentive programs and related tax effects	30	7,878				7,908
Purchase of 30,000 shares of common stock					(1,226)	(1,226)

Balance at December 31, 2001	6,127	244,978	942,019	(56,659)	(250,317)	886,148

Net income for the first nine months of 2002			122,234			122,234
Translation adjustment for the first nine months of 2002				(606)		(606)
Total comprehensive income*						121,628
Cash dividends paid on common stock, $.78 per share			(41,274)			(41,274)
Stock incentive programs and related tax effects	7	3,190				3,197
Common stock transaction (761 shares) related to an escrow settlement of a previous subsidiary company acquisition					(27)	(27)

Balance at September 30, 2002	$6,134	$248,168	$1,022,979	$(57,265)	$(250,344)	$969,672

*Total comprehensive income for the third quarter of 2002 and 2001 was $39,652 and $37,219, respectively, and was $92,746 for the first nine months of 2001.

See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared by Bemis Company, Inc. (the Company) in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X.  Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position and results of operations.  It is management’s opinion, however, that all material adjustments (consisting of normal recurring accruals) have been made which are necessary for a fair financial statement presentation.  The results for the interim period are not necessarily indicative of the results to be expected for the year.

For further information, refer to the consolidated financial statements and footnotes included in the Company’s annual report on Form 10-K for the year ended December 31, 2001.

Note 2 – New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations”, which provides accounting requirements for retirement obligations associated with tangible long-lived assets. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002.  Management believes the adoption of SFAS No. 143 will not have a material impact on the Company’s financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, “Accounting for Impairment of Long-Lived Assets”.  SFAS No. 144, effective for financial statements for fiscal years beginning after December 15, 2001, addresses issues relating to the implementation of SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, and develops a single accounting model for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. The adoption of SFAS No. 144 on January 1, 2002, did not have a material impact on the Company’s financial position or results of operations.

Note 3 – Adoption of SFAS No. 142, “Goodwill and Other Intangible Assets”

Effective January 1, 2002, the Company adopted the reporting requirements of SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets,” and, as required for acquisitions after June 30, 2001, applied its requirements to the purchase of Duralam, Inc. which was completed on September 7, 2001, and to the purchase of Bemis Clysar (see Note 4) which was completed on July 31, 2002.  Under SFAS No. 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed at least annually for impairment.  Contractual or separable intangible assets that have finite useful lives will continue to be amortized over their useful lives.

SFAS No. 142 requires that goodwill be tested for impairment at the reporting unit level at adoption and at least annually thereafter, utilizing a two-step methodology.  The initial step requires the Company to determine the fair value of each reporting unit and compare it to the carrying value, including goodwill, of such unit.  If the fair value exceeds the carrying value, no impairment loss would be recognized.  However, if the carrying value of the reporting unit exceeds its fair value, the goodwill of this unit may be impaired.  The amount, if any, of the impairment would then be measured in the second step.

In connection with adopting this standard as of January 1, 2002, during the first quarter, the Company completed step one of the test for impairment, which indicated that the carrying value of each reporting unit was less than their estimated fair values, as determined utilizing various evaluation techniques including discounted cash flow and comparative market analysis.  Accordingly, step two was not required.  We also reassessed the useful lives and the classification of our identifiable intangible assets and determined that they continue to be appropriate.

Changes in the carrying amount of goodwill attributable to each reportable operating segment follows:

(in thousands)	Flexible Packaging Segment	Pressure Sensitive Materials Segment	Total
Reported balance at December 31, 2001	$293,898	$39,377	$333,275

Intangible assets reclassified into goodwill at January 1, 2002	21,220	11,331	32,551

Goodwill acquired during 2002	95,027		95,027

Currency translation and other adjustments	(5,143)		(5,143)

Reported goodwill balance at September 30, 2002	$405,002	$50,708	$455,710

Goodwill acquired during 2002 reflects the acquisition discussed at Note 4.  Independent valuation consultants are currently conducting their reviews to assist management in defining and valuing assets acquired, including intangible assets.  The independent valuation is expected to be completed during the fourth quarter of 2002 and appropriate reclassification from goodwill to intangible assets will be made to reflect that final valuation.

The components of amortized intangible assets follow:

	September 30, 2002		December 31, 2001
Intangible Asset	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
(in thousands)
Intangible assets reclassified into goodwill			35,760	(3,209)
Contract based	20,158	(4,940)	19,773	(3,331)
Technology based	42,902	(5,039)	43,071	(3,450)
Reported balance	$63,060	$(9,979)	$98,604	$(9,990)

Amortization expense for intangible assets during the first nine months of 2002 was $3.8 million.  Estimated amortization expense for the remainder of 2002 is $1.9 million; for 2003, 2004, and 2005 is $6.2 million each year; for 2006 is $6.1 million; and for 2007 is $6.0 million.  These estimates of future amortization will be adjusted during the fourth quarter to reflect receipt of final valuations of business unit acquisitions discussed by Note 4 and Note 6.

Actual quarterly and year-to-date results of operations for the periods ended September 30, 2002, and pro forma results of operations for the same comparative periods ended September 30, 2001, had we applied the nonamortization provisions of SFAS No. 142 in that period follow:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except per share amounts)	2002	2001	2002	2001
Reported net income	$43,348	$36,061	$122,234	$101,237
Add back amortization, net of tax, for:
Goodwill		2,008		5,922
Intangible assets reclassified into goodwill		453		1,020
Adjusted net income	$43,348	$38,522	$122,234	$108,179

Basic earnings per share:
Reported net income	$0.82	$0.68	$2.31	$1.92
Goodwill amortization		0.04		0.11
Intangible assets reclassified into goodwill		0.01		0.02
Adjusted net income	$0.82	$0.73	$2.31	$2.05

Diluted earnings per share:
Reported net income	$0.81	$0.68	$2.28	$1.91
Goodwill amortization		0.04		0.11
Intangible assets reclassified into goodwill		0.01		0.02
Adjusted net income	$0.81	$0.73	$2.28	$2.04

Note 4 – Acquisition of Clysar®

On July 31, 2002, the Company acquired the global Clysar® shrink film business of E.I. duPont de Nemours and Company.  This business, now known as Bemis Clysar, Inc., is a global supplier of premium polyolefin shrink film used primarily in total over-wrap applications for the display, protective packaging, and food markets.  The business, which operates plants in Clinton, Iowa, and Le Trait, France, is part of the high barrier product line of our flexible packaging segment and is expected to contribute annual sales in excess of $100.0 million.  The cash purchase price of $142.0 million, subject to working capital adjustments, is accounted for under the purchase method of accounting.  The fair value of assets acquired was $150.3 million and liabilities assumed totaled $8.3 million.

Note 5 – Business divestiture, update

On August 21, 2002, Bemis Company, Inc. announced that it had signed a definitive agreement to sell its pressure sensitive materials business, known as Morgan Adhesives Company (MACtac), to UPM-Kymmene.  The sale of MACtac, for the cash price of $420 million, includes all elements of Bemis’ global pressure sensitive materials business including manufacturing facilities in Columbus, Indiana; Nellis, Nevada; Hopkins, Minnesota; Stow, Ohio; Scranton, Pennsylvania; San Luis Potosi, Mexico; and Soignies,

Belgium.  MACtac had net sales and operating income of approximately $491 million and $12 million, respectively, in 2001.  UPM-Kymmene is a leading global paper manufacturer with an existing international pressure sensitive materials subsidiary, Raflatac.  This transaction is subject to customary closing conditions and regulatory approval.  Upon receipt of all regulatory approvals, which is not considered probable until received, the operations of MACtac will be presented as discontinued operations.

Approval from the European regulatory authorities was recently received and the exchange of information with the U.S. regulatory authority continues.  This transaction would be expected to close within 30 days after receipt of U.S. regulatory approval.

Note 6 – Subsequent event,  business acquisition

On August 21, 2002, Bemis Company, Inc. announced that it had signed a definitive agreement to acquire the Walki Films division of UPM-Kymmene.  Walki Films is a major European manufacturer of packaging films, specializing in high barrier vacuum and modified atmosphere packaging used primarily for packaging meat, cheese, and other fresh foods.  With annual net sales of about $120 million, Walki Films will more than double the current level of Bemis’ flexible packaging sales in Europe.  The acquisition cash price of $69.0 million includes manufacturing plants in Valkeakoski, Finland and Epernon, France.  Because this transaction closed October 2, 2002, it is not reflected in these financial statements for the third quarter of 2002.

Note 7 – Segments of Business

The Company’s business activities are organized around its two principal business segments, Flexible Packaging and Pressure Sensitive Materials.  Both internal and external reporting conform to this organizational structure with no significant differences in accounting policies applied.  The Company evaluates the performance of its segments and allocates resources to them based on operating profit which is defined as profit before general corporate expense, interest expense, income taxes, and minority interest.  A summary of the Company’s business activities reported by its two business segments follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
Business Segments (in millions)	2002	2001	2002	2001
Net Sales by Reportable Segment:
Flexible Packaging	$478.1	$456.7	$1,369.7	$1,365.2
Pressure Sensitive Materials	123.7	118.9	370.2	369.4

Intersegment Sales:
Flexible Packaging	(0.6)		(1.2)	(0.1)
Pressure Sensitive Materials	(0.2)		(0.2)
Net Sales to Unaffiliated Customers	$601.0	$575.6	$1,738.5	$1,734.5

Operating Profit and Pretax Profit:
Flexible Packaging	$76.1	$70.1	$217.1	$204.2
Pressure Sensitive Materials	4.9	2.1	17.2	6.5
Total operating profit	81.0	72.2	234.3	210.7

General corporate expenses	(7.1)	(6.4)	(24.8)	(20.3)
Interest expense	(3.8)	(7.0)	(11.7)	(25.9)
Minority interest in net income	(0.3)	(0.2)	(0.7)	(0.4)
Income before income taxes	$69.8	$58.6	$197.1	$164.1

Identifiable Assets:
Flexible Packaging			$1,677.0	$1,549.1
Pressure Sensitive Materials			359.5	354.3
Total identifiable assets			2,036.5	1,903.4
Corporate assets			124.7	73.9
Total			$2,161.2	$1,977.3

The adoption of SFAS No. 142 on January 1, 2002, more fully discussed by Note 3, favorably impacted each segment’s 2002 operating profit.  Had we applied the nonamortization provisions of SFAS No. 142 for the comparative 2001 periods, third quarter and year-to-date operating income for each segment would have increased as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
Business Segments (in millions)	2002	2001	2002	2001
Pro forma operating profit improvement
Flexible Packaging		$2.8		$8.0
Pressure Sensitive Materials		0.6		1.8
Total pro forma improvement		$3.4		$9.8

Note 8 – Inventories

The Company’s inventories are valued at the lower of cost, determined by the first-in, first-out (FIFO) method, or market.  Inventories are summarized as follows:

(in thousands)	September 30, 2002	December 31, 2001
Raw materials and supplies	$90,762	$82,210
Work in process and finished goods	213,609	192,039
Total inventories, gross	304,371	274,249
Less inventory reserves	(16,345)	(14,494)

Total inventories, net	$288,026	$259,755

Note 9 – Taxes Based On Income

The Company’s 2002 effective tax rate of 38% differs from the federal statutory rate of 35% primarily due to state and local income taxes.

Note 10 – Earnings Per Share Computations

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2001	2002	2001

Income available to common stockholders (numerator)	$43,348,000	$36,061,000	$122,234,000	$101,237,000
Weighted-average common shares outstanding (denominator)	52,941,693	52,821,001	52,933,439	52,812,044
Basic earnings per share of common stock	$0.82	$0.68	$2.31	$1.92
Dilutive effects of stock option and stock awards, net of windfall tax benefits	807,128	381,976	774,992	215,896
Weighted-average common shares and common stock equivalents outstanding (denominator)	53,748,821	53,202,977	53,708,431	53,027,940
Diluted earnings per share of common stock	$0.81	$0.68	$2.28	$1.91

                Certain options outstanding at September 30, 2002 and 2001, (1,247 shares and 155,000 shares, respectively) were not included in the computation of diluted earnings per share because they would not have had a dilutive effect.